UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bellerophon Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

078771102
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☑            Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	078771102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LINDE NORTH AMERICA, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,629,804
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,629,804
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,804
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%[1]
12	TYPE OF REPORTING PERSON (See Instructions) CO

1 The percent ownership is calculated based upon 13,099,864 shares of the Issuer’s common stock outstanding as of November 9, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

Item 1.

(a)	Name of Issuer: Bellerophon Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

The address of the principal executive office of Bellerophon Therapeutics, Inc. is:

Bellerophon Therapeutics, Inc.
184 Liberty Corner Road
Suite 302
Warren, New Jersey 07059

Item 2.

(a)	Name of Person Filing: Linde North America, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Linde North America, Inc. is:

Linde North America, Inc.
575 Mountain Avenue
Murray Hill, NJ 07974
(908) 464-8100

(c)	Citizenship: Linde North America, Inc. is a Delaware corporation

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 078771102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 4, 2016

LINDE NORTH AMERICA, INC.

By:	/s/ Jens Luehring
Name:	Jens Luehring
Title:	Chief Financial Officer and Director